Municipal High Income Fund Inc

Results of Annual Meeting of Shareholders

The Annual Meeting of Shareholders of Municipal High Income Fund Inc.
 was held on April 7, 2006, for the purpose of considering and voting upon the election of Directors. The following table provides information concerning the matter voted upon at the Meeting:


Item Voted On

Election of Directors
				For     	Withheld

George M. Pavia         	17,250,956	451,969

R. Jay Gerken           	17,267,566	435,359

* The following Directors, representing the balance of the Board of Directors, continue to serve as Directors: Dwight B. Crane, Paolo M. Cucchi. Robert A.
Frankel, Paul Hardin and William R. Hutchinson.